Filed by SCBT Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934, as amended

Subject Company: Peoples Bancorporation, Inc.
(Commission File No. 000-20616)

On December 20, 2011, Peoples Bancorporation, Inc. sent the following letter to its shareholders:

[Peoples Bancorporation, Inc. Logo]

December 20, 2011

Dear Shareholder,

Yesterday, Peoples Bancorporation, Inc. entered into a definitive merger agreement with SCBT Financial Corporation under which SCBT will acquire Peoples Bancorporation.  The transaction is expected to close in April of 2012 once we receive shareholder and regulatory approval.

SCBT has been well known to our company for quite some time, and we believe we could not find a better fit in terms of culture, philosophy, financial stability, commitment to communities, and access to a statewide branch network.  Our two companies share the philosophy of growing our deposits by establishing relationships built on trust and delivering customer service that is second to none.

Several factors were considered on behalf of our shareholders in making this important decision.  The prospects of improved liquidity of our stock and a return of a cash dividend as well as a higher stock price which would better reflect our company’s performance were all considerations.

In today’s banking environment, banks have to remain competitive and we believe this merger is in the best interest of our shareholders, customers and employees.  After the merger, our combined company will have approximately $4.5 billion in assets, $3.7 billion in total deposits, $3.2 billion in total loans, and a network of 78 branches in the Carolinas and Georgia.  Post merger, we will be the 6th largest bank in South Carolina and the 7th largest bank in the Upstate, with 28 offices along the I-85 corridor.

A press release issued today announcing the merger is attached for your review.  You will be receiving additional information about the merger in the coming weeks.  If you have any questions or want to discuss the merger, please call me at(864) 850-7399 .  You may also contact Robert Dye, CFO at (864) 850-5124 or Bill West, EVP at (864) 850-5155.

We are a great banking organization and so is SCBT.  Together, we can be even better. We are excited to be joining SCBT and look forward to continuing our legacy of service in the Upstate.

Sincerely,

L. Andrew Westbrook, III President and CEO Peoples Bancorporation, Inc.	George B. Nalley, Jr. Chairman of the Board Peoples Bancorporation, Inc.

Additional Information About the SCBT Financial Corporation / Peoples Bancorporation, Inc. Transaction

SCBT will file a registration statement and other relevant documents concerning the transaction with the Securities and Exchange Commission and appropriate state and federal banking authorities as soon as is practical. Peoples Bancorporation will prepare a proxy statement and other relevant documents concerning the proposed transaction for its shareholders. PEOPLES BANCORPORATION SHAREHOLDERS ARE URGED TO READ SUCH PROXY AND REGISTRATION STATEMENTS REGARDING THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THESE WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement, as well as other filings containing information about SCBT Financial Corporation and Peoples Bancorporation, Inc., at the SEC's internet site (http://www.sec.gov). The documents can also be obtained, without charge, by directing a written request to either SCBT Financial Corporation, Post Office Box 1030, Columbia, SC 29202, Attention: Richard C. Mathis, Executive Vice President and Treasurer, or Peoples Bancorporation, Inc., Post Office Box 1989, Easley, South Carolina 29640, Attention: Robert E. Dye, Jr., Senior Vice President and Chief Financial Officer.

SCBT, Peoples Bancorporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Peoples Bancorporation in connection with the merger. Information about the directors and executive officers of Peoples Bancorporation and their ownership of PBCE common stock is set forth in Peoples Bancorporation's most recent proxy statement as filed with the SEC, which is available at the SEC's  Internet site (http://www.sec.gov) and at Peoples Bancorporation's address in the preceding paragraph. Information about the directors and executive officers of SCBT Financial Corporation is set forth in SCBT's most recent proxy statement filed with the SEC  and available at the SEC's  internet site and from SCBT at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.